Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

April 3, 2018

Valerie J. Lithotomos, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AdvisorShares Trust (File No. 811-22110)

Dear Ms. Lithotomos:

On behalf of AdvisorShares Trust (the “Trust”), this letter responds to comments you provided regarding the Trust’s preliminary proxy statement filed on March 13, 2018 relating to the AdvisorShares KIM Korea Equity ETF (the “Fund”). For ease of reference, set forth below are your comments followed by the Trust’s responses.

1.	Comment. With respect to Proposal 1, please expand the disclosure regarding how non-diversification may affect the Fund.

Response. The Trust represents that it has expanded the disclosure as requested.

2.	Comment. With respect to Proposal 2, please expand the disclosure regarding industry concentration risks.

Response. The Trust represents that it has expanded the disclosure as requested.

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If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum
Magda El Guindi-Rosenbaum

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001